SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended      December 31, 2003
                          ---------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                 Commission File Number 000-___________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Jacksonville Savings Bank 401(k) Profit Sharing Plan and Trust

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Jacksonville Bancorp, Inc.
                              1211 West Morton Road
                             Jacksonville, IL 62650



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                              SUMMARY ANNUAL REPORT
                                       for
              JACKSONVILLE SAVINGS BANK 401(K) PROFIT SHARING PLAN

This is a summary of the annual report for JACKSONVILLE SAVINGS BANK 401(K) PROFIT SHARING PLAN, 37-1323900/003 for 01/01/2003 through 12/31/2003. The annual report has been filed with the Employee Benefits Security Administration, formerly known as the Pension and Welfare Benefits Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust. Plan expenses were $96,196. These expenses included $91,304 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 113 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $4,181,708 as of 12/31/2003, compared to $3,099,038 as of 01/01/2003. During the plan year the plan experienced an increase in its net assets of $1,082,670. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,178,866, including employer contributions of $96,932, employee contributions of $205,155, and earnings from investments of $871,793.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request.

You also have the right, upon request and at no charge, to examine or to receive copies of the statements received from the regulated financial institutions describing the qualifying plan assets or evidence of the required fiduciary bond. If you are unable to examine or obtain copies of the regulated financial institution statements or evidence of the required bond, you should contact the Regional Office of the US Department of Labor's Employee Benefits Security Administration closest to you. The DOL EBSA Regional Offices are located in Atlanta, Boston, Chicago, Cincinnati, Dallas, Kansas City, Philadelphia, Los Angeles, New York City and San Francisco.

To obtain a copy of the full annual report, or any part thereof, write or call the office of JACKSONVILLE SAVINGS BANK, who is Plan Administrator at 1211 WEST MORTON ROAD, P.O. BOX 880, JACKSONVILLE, IL, 62650-0880, (217) 245-4111. The
charge to cover copying cost will be $5.00 for the full annual report, or $0.50 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, if any, or a statement of income and expenses of the plan and accompanying notes, if any, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes, if any, will be included as part of that report. The charge to cover copying costs given above does not include a charge for copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at 1211 WEST MORTON ROAD, P.O. BOX 880, JACKSONVILLE, IL, 62650-0880 and at the US Department of Labor in Washington DC, or obtain a copy from the US Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, US Department of Labor, 200 Constitution Avenue, NW, Washington DC 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         JACKSONVILLE SAVINGS BANK 401(k) PROFIT
                                         SHARING PLAN AND TRUST

                                         By: Authorized Officer of Jacksonville
                                             Savings Bank Trust Department


Date: June 24, 2004                          /s/ John D. Eilering
                                             Name: John D. Eilering
                                             Title:   Vice President